K&L Gates llp State Street Financial Center One Lincoln Street Boston, MA 02111-2950 T 617.261.3100 F 617.261.3175

July 8, 2013

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Anu Dubey

Re:	John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779
Amendment to Registration Statement on Form N-1A

Dear Ms. Dubey:

This letter is in response to comments received by telephone on June 12, 2013 from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 92 under the Securities Act of 1933, as amended, and Post-effective Amendment No. 94 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on April 26, 2013 (the “Amendment”) relating to the registration of Volatility Protected Balanced Fund (the “Fund”), a new series of the Trust.

As an initial matter, we note that the Fund’s name has been changed to Managed Volatility Fund. In addition, a post-effective amendment will be filed to change the Fund’s principal investment strategies, with the result that the Fund will not operate as a fund of funds, but will invest principally, under normal market conditions, directly in equity and fixed-income securities, as well as exchange-traded funds (“ETFs”) that hold equity and/or fixed-income securities.

For convenience, we have set forth each comment below, followed by the Trust’s response.

Prospectus Comments

Comment 1 — On the front cover of each prospectus included in the Amendment, add the ticker symbol for each class of the Fund described therein.

Response to Comment 1 — The ticker symbol of each class of the Fund will be included on the cover of the appropriate prospectus when such class begins operations.

Comment 2 — In the “Fund summary — Fees and expenses” section, for share classes that do not impose any shareholder fees, consider deleting the lines listing front-end and deferred sales charges as “none.”

Response to Comment 2 — The Fund will consider the staff’s recommendation, but does not intend to modify the “Fund summary — Fee table — Shareholder fees” section in this fashion at this time.

Securities and Exchange Commission

July 8, 2013

Comment 3 — Please revise the “Fund summary — Portfolio turnover” section to discuss that the Fund may incur transaction costs when it buys and sells securities, because the Fund may invest directly in equity and fixed-income securities, in addition to underlying funds and ETFs.

Response to Comment 3 — Because the Fund will not operate as a fund of funds, this section will be revised to discuss the costs incurred by the Fund from its direct investment in equity and fixed-income securities, and ETFs.

Comment 4 — In the “Fund summary — Principal investment strategies” section, the Fund states that “There is no guarantee that the fund will achieve its objective, and there can be no assurance that the fund will be successful in managing portfolio volatility or limiting the magnitude of losses.” Please add a risk factor regarding the statement that there is no guarantee that the Fund will achieve its objective.

Response to Comment 4 — We respectfully decline to make any change in response to this comment. We believe that the risks described in the “Fund summary” under the headings “Active management risk” and “Volatility Management Risk,” respectively, adequately address the risk that the Fund may not achieve its investment objective and the risks of the Fund’s managed volatility strategy.

Comment 5 — In the “Fund summary — Principal investment strategies” section, with respect to the Fund’s equity investments, please disclose the range of market capitalizations of companies in which the Fund may invest directly, or indirectly through underlying funds, and describe the strategy that the Fund’s subadviser may employ in selecting such equity investments.

Response to Comment 5 — The Fund will disclose in the “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies” sections that it may invest in equity securities of companies of any market capitalization.

Comment 6 — In the “Fund summary — Principal investment strategies” section, please disclose the maturity and credit quality ranges of the fixed-income securities in which the Fund may invest directly, or indirectly through underlying funds.

Response to Comment 6 — The Fund will disclose in the “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies” sections that it may invest in fixed-income securities of any maturity and credit quality.

Comment 7 — In the “Fund summary — Principal investment strategies” section, please disclose that the Fund may invest in mortgage-backed securities, to correspond to a risk factor for this type of investment that is included in the “Fund summary — Principal risks” section.

Response to Comment 7 — The Fund will disclose in the “Fund summary — Principal investment strategies” and “Fund details — Principal investment strategies” sections that it may invest in mortgage-backed securities.

Comment 8 — In the “Fund summary — Principal investment strategies” section, the Fund states that it may use credit default swaps. If the Fund intends to write credit default swaps, please disclose in the prospectus or Statement of Additional Information (the “SAI”), that the Fund will segregate the notional amount of such swaps.

Response to Comment 8 — The Fund will make the requested change. The Fund understands the staff’s use of the term “writing a credit default swap” to mean that the Fund may enter into a credit default swap as a seller of credit protection. Accordingly, the Fund will disclose in the SAI that it will segregate the notional amount of a credit default swap in which the Fund is a seller of credit protection.

Securities and Exchange Commission

July 8, 2013

Comment 9 — In the “Fund summary — Principal risks” section, the Fund includes a “Commodity risk” factor, but the Fund does not include investing in commodities as a principal investment strategy. Please either add investing in commodities as a principal investment strategy, or delete this risk factor.

Response to Comment 9 — The Fund has included the “Commodity risk” factor to correspond to its stated principal investment strategy of investing in financial futures contracts and swaps, which are disclosed in the discussion of principal investment strategies. Accordingly, the Fund does not believe that any change is necessary in response to this comment.

Comment 10 — In the “Fund summary — Principal risks” section, “Short sale risk” is included as a risk factor. Please confirm that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Response to Comment 10 — The Fund confirms that estimated interest and/or dividend expenses associated with short securities positions are reflected in the Fund’s fee table.

Comment 11 — In the “Fund summary — Principal risks” section, “ETF [exchange-traded fund] risk” is included as a risk factor both for the Fund directly, as well as for the underlying funds. Please clarify whether this risk is applicable to both the Fund and the underlying funds.

Response to Comment 11 — Because the Fund will not operate as a fund of funds, the Fund respectfully submits that a response to this comment is not necessary.

Comment 12 — In the “Fund details — Principal investment strategies” section, the Fund states that the board of trustees of the Fund can change the Fund’s investment objective and strategy without shareholder approval. Please disclose whether the Fund will provide notice to shareholders of such changes, and if so, how much notice.

Response to Comment 12 — The Trust’s general policy with respect to changes to the investment policies of its series (including the Fund), which are approved by the Trust’s Board of Trustees, is to have such changes become effective upon notice to shareholders in a supplement to the Fund’s prospectus. Accordingly, the Trust does not believe that any revisions to the prospectus are necessary in this regard.

Comment 13 — Noting that the “Fund details — Principal investment strategies” is nearly identical to the “Fund summary — Principal investment strategies” section, we suggest you consider shortening the “Fund details” disclosure to avoid duplication of the “Fund summary” disclosure.

Response to Comment 13 — The Fund will consider the staff’s recommendation, but does not intend to modify the “Fund details” disclosure in this fashion at this time.

Comment 14 — In the “Fund details — Principal investment strategies” section, the Fund states that it may engage in frequent trading of portfolio securities. Please disclose the tax consequences that may result from such frequent trading.

Response to Comment 14 — The Fund will add the following at the end of the sentence stating that the Fund may engage in frequent trading:

Frequent trading of portfolio securities and other instruments may result in higher transaction costs and in higher taxes when fund shares are held in a taxable account.

Securities and Exchange Commission

July 8, 2013

Comment 15 — In the “Fund details — Other permitted investments” section, the Fund states that it may invest up to 15% of its assets in illiquid securities, including, among other investments, hedge funds. Please confirm that the Fund considers all investment pools organized under Sections 3(c)(1) and 3(c)(7) of the 1940 Act (“hedge funds”) to be illiquid investments, and that the Fund will invest no more than 10% of its net assets in such investments.

Response to Comment 15 — Because the Fund will not operate as a fund of funds, the Fund respectfully submits that a response to this comment is not necessary.

Comment 16 — In the “Fund summary — Principal risks of investing in the fund of funds — Hedging, derivatives and other strategic transactions risk” section, under the sub-heading “Use of index futures,” please delete the bracketed language, which appears to be an internal comment.

Response to Comment 16 — Because the Fund will not operate as a fund of funds, this section has been deleted.

Comment 17 — In the “Your account — Selling shares” section, the Fund states that a $4 fee will be charged for wire transfers of redemption proceeds. Please include this fee in the fee table as a shareholder fee.

Response to Comment 17 — The Fund respectfully declines to make the requested change. Instruction 2(d) to Item 3 of Form N-1A provides that “fees that apply to only a limited number of shareholders based on their particular circumstances need not be disclosed” in the fee table. As the $4 fee applies only to a limited number of shareholders, i.e., those who request a wire transfer of their redemption proceeds, we believe it would be consistent with Form N-1A to not include such fee in the fee table.

Comment 18 — In the “Transaction policies — Valuation of share prices” section, please revise the disclosure to reflect that the Fund may invest directly in equity and fixed-income securities in addition to investing in other investment companies.

Response to Comment 18 — Because the Fund will not operate as a fund of funds, the Fund will revise this section to reflect that the Fund invests directly in equity and fixed-income securities.

Comment 19 — On the back cover, please disclose how investors can request other information about the Fund and make shareholder inquiries.

Response to Comment 19 — The Fund will make the requested change.

Comment 20 — In the Class R6 prospectus, in the “Fund summary — Fees and expenses” section, please add a footnote to the fee table relating to the “Contractual reimbursement” line describing the expense limitation arrangements, whether any waived fees or reimbursed expenses may be recouped and under what circumstances, and who can terminate the expense limitation arrangements and under what circumstances.

Response to Comment 20 — The Fund will make the requested changes, except that the Fund does not believe that it is necessary to disclose who can terminate the expense limitation arrangements because the Fund’s investment adviser can not unilaterally terminate the Fund’s expense limitation arrangement prior to the date indicated in the footnote.

Statement of Additional Information Comments

Comment 21 — Please consider moving the subsection entitled “Market Instability,” which is currently in the “Investment Policies” section, to the “Risk Factors” section.

Securities and Exchange Commission

July 8, 2013

Response to Comment 21 — The Fund will make the requested change.

Comment 22 — In the “Risk Factors — Use of Segregated and Other Special Accounts — OTC Options” section, please disclose that the Fund will segregate the nominal amount of any written OTC options.

Response to Comment 22 — The Fund will make the requested change.

Comment 23 — In the “Portfolio Turnover” section, please clarify that the Fund will invest both directly in equity and fixed-income securities, as well as indirectly through underlying funds.

Response to Comment 23 — Because the Fund will not operate as a fund of funds, the Fund does not believe that any change is necessary in response to this comment.

Comment 24 — In the “Distribution Agreement” section, please clarify whether the Rule 12b-1 plans for various classes of Fund shares are “compensation” or “reimbursement” plans.

Response to Comment 24 — The Rule 12b-1 plans for various classes of Fund shares are “compensation” plans. The fourth and fifth sentences of the third paragraph of this section state that:

The distribution fees under the Rule 12b-1 Plans will be paid to the Distributor. The Distributor may spend such amounts as it deems appropriate on any activities or expenses primarily intended to result in the sale of shares of the particular class, including but not limited to: (i) compensation to Selling Firms and others (including affiliates of the Distributor) that are engaged in or support the sale of Fund shares; and (ii) marketing, promotional and overhead expenses incurred in connection with the distribution of Fund shares.

The Fund believes that this disclosure is sufficient to characterize the Rule 12b-1 Plans as “compensation” plans. Accordingly, the Fund does not believe that any change is necessary to this disclosure.

Comment 25 — In the “Distribution Agreement” section, in the sixth paragraph, please disclose the anticipated benefits to the Fund that may result from the Rule 12b-1 Plans.

Response to Comment 25 — As noted above in our response to Comment 24, the Distributor may spend amounts that it receives under the Rule 12b-1 Plans “on any activities or expenses primarily intended to result in the sale of shares of the particular class.” Moreover, the SAI states that “The service portion of the fees payable pursuant to the Rule 12b-1 Plans may be used to compensate Selling Firms and others for providing personal and account maintenance services to shareholders.” We believe that this disclosure demonstrates the potential benefits to the Fund, and that, coupled with a statement that the Trustees have concluded that there is a reasonable likelihood that the Rule 12b-1 Plans will benefit the holders of the applicable share classes, the current disclosure is responsive to the requirements of Form N-1A in this regard. Accordingly, the Fund does not believe that any change is necessary to this disclosure.

_____________________________________________________

The Staff has requested that the Trust provide the following representations in its response to the Staff’s comments:

In connection with the Amendment, the Trust acknowledges that:

Securities and Exchange Commission

July 8, 2013

1.	The Trust is responsible for the adequacy and accuracy of the disclosure in the Amendment;

2.	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the Amendment; and

3.	The Trust may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectus and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please do not hesitate to contact me at (617) 261-3240 or Christopher Sechler, Assistant Secretary of the Trust, at (617) 663-2261.

Sincerely,

/s/ George P. Attisano

George P. Attisano

Cc:	Christopher Sechler, Assistant Secretary, John Hancock Funds II